EXHIBIT 11.1

COMPUTATION OF NET INCOME PER SHARE

GEORGIA BANK FINANCIAL CORPORATION

AND SUBSIDIARY

	Year ended December 31,
	2004	2003	2002
Net income	$8,704,276	$7,933,101	$6,010,125

Basic and diluted net income per share:(1)
Weighted average number of common shares outstanding	5,247,901	5,247,204	5,247,204

Basic net income per share	$1.66	$1.51	$1.15

Weighted average number of common and common equivalent shares Outstanding	5,323,924	5,359,815	5,327,286

Diluted net income per share	$1.63	$1.48	$1.13

(1)	Adjusted on a comparative basis for both the 10% stock dividend payable August 29, 2003 and the 2:1 stock split payable November 21, 2003.

142